Sprott Physical Platinum and Palladium Trust 40-F

Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Sprott Asset Management LP, Manager of Sprott Physical Platinum and Palladium Trust We consent to the use of:

●	our report dated March 13, 2026 on the financial statements of Sprott Physical Platinum and Palladium (the Trust) which comprise the statements of financial position as of December 31, 2025 and 2024, the related statements of comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively the “financial statements”), and

●	our report dated March 13, 2026 on the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Trust for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-290826) on Form F-10 of the Trust.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 13, 2026

Toronto, Canada